EXHIBIT 3

Letter to Mr. Glen A. Messina, dated October 9, 2013

October 9, 2013

Mr. Glen A. Messina

President and Chief Executive Officer

PHH Corporation

3000 Leadenhall Road

Mount Laurel, NJ 08054

Dear Glen:

We are encouraged by recent press reports that PHH Corporation (“PHH” or the “Company”) is considering a separation of its Fleet Management Services and/or Mortgage segments which may ultimately lead to a sale of the Company.

We urge PHH to publicly confirm (i) if these reports are accurate, (ii) which advisor(s) have been retained by the Company, if any, and (iii) the scope and objective of any separation process. By failing to substantiate these news reports, the Company has created significant uncertainty as market participants continue to buy and sell PHH shares while potentially relying on an unconfirmed story. We believe it is the responsibility of the board of directors to ensure that shareholders are adequately informed so they are able to make reasonable investment decisions.

Sincerely,

Daniel Lewis

Managing Partner

Orange Capital, LLC

cc:

Mr. Jon A. Boscia, Independent Director

Mr. James O. Egan, Independent Director

Mr. Thomas P. Gibbons, Independent Director

Mr. Allan Z. Loren, Independent Director

Mr. Gregory J. Parseghian, Independent Director

Mr. Charles P. Pizzi, Independent Director

Ms. Deborah M. Reif, Independent Director

Mr. Carroll R. Wetzel, Jr., Independent Director

Mr. Robert B. Crowl, Chief Financial Officer

Mr. James S. Ballan, Investor Relations